1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 24, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2014

IMPORTANT NOTICE

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and the disclosure requirement under Rule 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this report does not contain any misrepresentations, misleading statements or material omissions and shall jointly and severally accept all responsibilities for the authenticity, accuracy and completeness of the information contained in this report.

The report for the third quarter of 2014 of the Company (the “Report”) was considered and approved by the fourth meeting of the sixth session of the Board and all the 11 directors of the Board attended the meeting.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July to 30 September in 2014.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Xiyong, the Chief Financial Officer, Mr. Wu Yuxiang, and the Assistant General Manager, the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the authenticity, accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Group for the third quarter ended 30 September 2014 is set out as follows:

•	This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•	All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the accounting standards for business enterprises promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors is reminded of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•	For the third quarter of 2014, the operating income of the Group was RMB15.5048 billion, representing an increase of RMB237.5 million or 1.6% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB1.1191 billion, representing a decrease of RMB689.2 million or 38.1% as compared with the corresponding period of last year.

•	For the first three quarters of 2014, the operating income of the Group was RMB47.9334 billion, representing an increase of RMB6.4781 billion or 15.6% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB1.9546 billion, as compared with RMB-588.6 million of the corresponding period of last year.

§1 General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year	Increase/decrease at the end of the Reporting Period as compared with the end of last year (%)
Total assets (RMB’000)	137,615,878	125,699,474	9.48

Equity attributable to the Shareholders (RMB’000)	40,502,574	38,980,486	3.90
	From the beginning of the year to the end of the Reporting Period (January- September)	From the beginning till the end of the reporting period of the year 2013 (January- September)	Increase/ decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities (RMB’000)	2,675,438	541,409	394.16
Operating income (RMB’000)	47,933,380	41,455,306	15.63
Net profit attributable to the Shareholders of the Company (RMB’000)	1,954,607	-588,646	—
Net profit attributable to the Shareholders after deducting extraordinary profits and losses (RMB’000)	1,324,192	-523,118	—
Weighted average return on net assets (%)	4.89	-1.39	Increase 6.28 percentage point
Basic earnings per share (RMB)	0.40	-0.12	—

Extraordinary profits and losses items	Amount of the Reporting Period(RMB’000)	Amount of first three quarters(RMB’000)
Profit or loss on disposal of non-current assets	2,265	1,647
Government grants included in the profit and loss of the period	4,732	102,768
Gain or loss from changes in fair value of tradable financial assets and liabilities, and investment income from disposal of tradable financial assets and liabilities as well as available for sales financial assets except the hedging business related to normal operations	16,452	-25,752
Fair value changes of CVR	—	-19,567
Other non-operating revenues and expenses excluding the above items	57,326	338,706
Others	113,100	334,098

Subtotal	193,875	731,900

Less: Effect of income tax	23,391	102,212
Extraordinary profits and losses deducting effect of income tax	170,484	629,688
Including: amount attributable to the Shareholders	163,464	630,415

Note: In 2014, the Group consolidated financial statements of Shandong Zhongyin Logistics & Trade Company Limited and Zhongyin Finance & Lease Company Limited.

1.2 Total number of Shareholders at the end of the Reporting Period, the top 10 Shareholders and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Unit: share

Total number of Shareholders						94,671

Shareholdings of the top 10 Shareholders

Name of Shareholder	Nature of Shareholders	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares held subject to trading moratorium	Number of pledged or locked share
Yankuang Group Company Limited (“Yankuang Group”)	State-owned legal person	52.86	2,600,000,000	0	0	0
HKSCC (Nominees) Limited	Foreign legal person	39.63	1,949,184,625	436,300	0	Unknown

CCB- Bosera Yufu CSI300 Index Securities Investment Fund	Others	0.10	4,989,516	4,057,213	0	0
ABC - profit people innovation advantage hybrid securities investment funds	Others	0.08	3,951,895	3,951,895	0	0
The national social security fund in 412	Others	0.07	3,274,721	3,274,721	0	0
Jinzhou North Send Investment Co., Ltd.	State-owned legal person	0.06	3,169,995	3,169,995	0	0
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	Others	0.06	2,929,572	-200,200	0	12,400
The national social security fund in 407	Others	0.05	2,647,102	2,647,102	0	0
ICBC-Fuguo CSI300 Growth Securities Investment Fund	Others	0.05	2,454,600	1,868,500	0	0
ICBC-commodity stock index classification under the China merchants securities investment fund	Others	0.05	2,295,180	1,269,477	0	0

Top ten Shareholders holding tradable shares not subject to trading moratorium

Name of Shareholder	Number of tradable shares held not subject to trading moratorium	Class of shares held
Yankuang Group	2,600,000,000	A Shares
HKSCC (Nominees) Limited	1,949,184,625	H Shares
CCB - Bosera Yufu CSI300 Index Securities Investment Fund	4,989,516	A Shares
ABC - profit people innovation advantage hybrid securities investment funds	3,951,895	A Shares
The national social security fund in 412	3,274,721	A Shares
Jinzhou North Send Investment Co., Ltd.	3,169,995	A Shares
BOC-Jiashi CSI300 Transactional Open-end Index Securities Investment Fund	2,929,572	A Shares
The national social security fund in 407	2,647,102	A Shares
ICBC-Fuguo CSI300 Growth Securities Investment Fund	2,454,600	A Shares
ICBC-commodity stock index classification under the China merchants securities investment fund	2,295,180	A Shares
Connected relationship or concerted-party relationship among the above Shareholder	One of Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds 180 million H shares in the Company through HKSCC (Nominees) Limited. Apart from this, it is unknown whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

Note:

1.	All the information above is prepared in accordance with the registers of the Shareholders of China Securities Depository and Clearing Co., Ltd. Shanghai Branch and Hong Kong Securities Registration Co., Ltd.
2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.
3.	As at 30 September 2014, among the A shares of the Company held by Jiashi CSI300 Transactional Open-end Index Securities Investment Fund 12,400 A shares of which were frozen because of the redemption.

The following table sets out the substantial shareholders’ interests and/or short positions in the shares and underlying shares of Company as at 30 September 2014:

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company	Percentage in total share capital of the Company
Yankuang Group	A Shares (state-owned legal person)	Beneficial owner	2,600,000,000	Long position	—	52.86%
Yankuang Group (note 1)	H Shares	Interest of controlled corporations	180,000,000	Long position	9.19%	3.66%
Templeton Asset Management Ltd.	H Shares	Investment manager	196,808,000	Long position	10.05%	4.00%
BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%
BlackRock, Inc.	H Shares	Interest of controlled corporations	122,528,125	Long position	6.26%	2.49%
			30,908,000	Short position	1.58%	0.63%
JP Morgan Chase & Co.	H Shares	Beneficial owner	39,724,674	Long position	2.03%	0.81%
			5,999,069	Short position	0.30%	0.12%
		Investment manager	2,000	Long position	0.0001%	0.00004%
		Custodian corporation/ approved lending agent	78,105,188	Long position	3.98%	1.59%

Notes:

1.	Yankuang Group’s wholly-owned subsidiary incorporated in Hong Kong holds such H shares in the capacity of beneficial owner.
2.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2 Significant Matters

2.1	General Operating Performance

2.1.1	Operating Data Summary

	Third quarter			First three quarters
Items	2014	2013	Increase or decrease (%)	2014	2013	Increase or decrease (%)
I. Coal Business (kilotonne)
Raw coal production	17,986	19,206	-6.35	54,686	54,311	0.69
Saleable coal production	16,673	17,165	-2.87	50,360	48,833	3.13
Saleable coal sales volume	31,168	28,062	11.07	90,584	72,741	24.53
II. Railway Transportation Business (kilotonne)
Transportation volume	3,516	4,578	-23.20	12,411	13,039	-4.82
III. Coal Chemicals Business (kilotonne)
Methanol production	140	108	29.63	472	443	6.55
Methanol sales volume	124	115	7.83	462	444	4.05
IV. Electric Power Business (10,000kWh)
Power generation	26,528	30,033	-11.67	86,756	94,323	-8.02
Electricity sold	8,118	22,190	-63.42	24,610	68,022	-63.82
V. Heat Business (1,000 steam tonnes)
Heat generation	79	73	8.22	955	965	-1.04
Heat sales volume	0.3	0.6	-50.00	55	25	120.00

Note: In this Report, the sales volume of saleable coal of the Group disclosed herein has been adjusted to include external saleable coal only, as compared to previous data where the sum of sales volume of both internal and external saleable coal is calculated. Investors should pay attention to this.

2.1.2	Operating Performance of the Principal Businesses of the Group - by Business Segment

1. Coal Business

(1) Coal Production

For the first three quarters of 2014, the raw coal production of the Group was 54.69 million tonnes, representing an increase of 0.38 million tonnes or 0.7% as compared with the corresponding period of last year. The output of salable coal was 50.36 million tonnes, representing an increase of 1.53 million tonnes or 3.1% as compared with the corresponding period of last year.

The following table sets out the coal production of the Group for the first three quarters of 2014:

Unit: kilotonne

Items	The third quarter			First three quarters
	2014	2013	Increase/ decrease (%)	2014	2013	Increase/ decrease (%)
I. Raw coal production	17,986	19,206	-6.35	54,686	54,311	0.69
1. The Company	8,726	9,155	-4.69	27,665	26,115	5.94
2. Shanxi Neng Hua	408	398	2.51	1,258	1,105	13.85
3. Heze Neng Hua‚	762	755	0.93	2,322	2,059	12.77
4. Ordos Neng Huaƒ	1,695	1,296	30.79	4,496	4,328	3.88
5. Yancoal Australia„	4,991	6,042	-17.39	14,810	16,007	-7.48
6. Yancoal International	1,404	1,560	-10.00	4,135	4,697	-11.97
II. Saleable coal production	16,673	17,165	-2.87	50,360	48,833	3.13
1. The Company	8,720	9,146	-4.66	27,642	26,071	6.03
2. Shanxi Neng Hua	407	397	2.52	1,250	1,094	14.26
3. Heze Neng Hua	762	607	25.54	2,320	1,628	42.51
4. Ordos Neng Hua	1,695	1,295	30.89	4,491	4,325	3.84
5. Yancoal Australia	3,856	4,369	-11.74	10,973	11,455	-4.21
6. Yancoal International	1,233	1,351	-8.73	3,684	4,260	-13.52

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;
„	Yancoal Australia refers to Yancoal Australia Limited.

(2) Coal Prices and Sales`

In the first three quarters of 2014, affected by the weak demand for coal in the domestic and overseas markets, coal sales price of the Group decreased as compared with that of last year.

In the first three quarters of 2014, the sales volume of salable coal was 90.58 million tonnes, representing an increase of 17.84 million tonnes or 24.5% as compared with the corresponding period of last year.

The following table sets out the Group’s production and sales of saleable coal by coal types for the first three quarters of 2014:

	First three quarters of 2014			First three quarters of 2013
	Coal production	Sales volume	Price	Coal production	Sales volume	Price
	(Kilotonne)	(Kilotonne)	(RMB/tonne)	(Kilotonne)	(Kilotonne)	(RMB/tonne)
1. The Company
No. 1 clean coal	147	192	623.83	232	230	777.74
No. 2 clean coal	7,471	7,099	587.92	7,765	7,415	749.31
Domestic	—	7,091	587.66	—	7,415	749.31
Export	—	8	834.81	—	—	—
No. 3 clean coal	3,589	3,709	477.97	1,508	1,544	584.94
Domestic	—	3,709	477.97	—	1,543	584.67
Export	—	—	—	—	1	941.78
Lump coal	300	1,792	530.57	920	971	682.21
Sub-total of clean coal	11,507	12,792	548.55	10,425	10,160	718.56
Domestic	—	12,784	548.38	—	10,159	718.54
Export	—	8	834.81	—	1	941.78
Screened raw coal	7,957	7,952	406.84	9,716	9,645	463.58
Mixed coal & Others	8,178	5,169	285.11	5,930	4,923	326.62
Total	27,642	25,913	452.52	26,071	24,728	541.07
Domestic	—	25,905	452.40	—	24,727	541.05
2. Shanxi Neng Hua	1,250	1,165	216.64	1,094	1,036	287.20
Screened raw coal	1,250	1,165	216.64	1,094	1,036	287.20
3. Heze Neng Hua	2,320	2,453	509.00	1,628	1,631	625.47
No. 1 clean coal	21	21	782.05	—	—	—
No. 2 clean coal	1,397	1,529	653.90	937	933	861.84
Mixed coal & Others	902	903	257.36	691	698	309.48
4. Ordos Neng Hua	4,491	4,442	162.29	4,325	4,319	185.52
Screened raw coal	4,491	4,442	162.29	4,325	4,319	185.52
5. Yancoal Australia	10,973	10,587	489.31	11,455	11,180	586.43
Semi-hard coking coal	850	820	540.83	1,001	977	655.82
Semi-soft coking coal	1,060	1,023	566.82	974	950	733.05
PCI coal	2,539	2,450	543.85	2,490	2,430	717.00
Thermal coal	6,524	6,294	448.78	6,990	6,823	509.57
6. Yancoal International	3,684	3,665	284.25	4,260	4,184	306.41
Thermal coal	3,684	3,665	284.25	4,260	4,184	306.41
7. Externally purchased coal	—	42,359	565.02	—	25,663	592.13
8. Total for the Group	50,360	90,584	486.88	48,833	72,741	529.72

(3) Cost of Coal Sales

In the first three quarters of 2014, the cost of coal sales business of the Group was RMB35.1601 billion, representing an increase of RMB5.4756 billion or 18.4% as compared to the corresponding period of last year.

Unit: RMB’000, RMB/tonne

		The first three quarters
Items		2014	2013	Increase/decrease (%)
The Company	Total cost of sales	4,975,509	6,878,894	-27.67
	Cost of sales per tonne	186.62	269.65	-30.79
Shanxi Neng Hua	Total cost of sales	200,080	247,745	-19.24
	Cost of sales per tonne	171.68	239.18	-28.22
Heze Neng Hua	Total cost of sales	714,674	819,925	-12.84
	Cost of sales per tonne	291.36	502.68	-42.04
Ordos Neng Hua	Total cost of sales	613,775	836,204	-26.60
	Cost of sales per tonne	138.17	193.62	-28.64
Yancoal Australia	Total cost of sales	4,113,567	4,962,650	-17.11
	Cost of sales per tonne	388.57	443.90	-12.46
Yancoal International	Total cost of sales	1,073,840	1,067,274	0.62
	Cost of sales per tonne	292.99	255.08	14.86
Externally purchased coal	Total cost of sales	23,760,974	15,120,531	57.14
	Cost of sales per tonne	560.94	589.20	-4.80

In the first three quarters of 2014, the total cost of coal sales of the Company was RMB4.9755 billion, representing a decrease of RMB1.9034 billion or 27.7% as compared with that of the first three quarters of 2013. The cost of coal sales per tonne was RMB186.62, representing a decrease of RMB83.03 or 30.8% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) the cost of coal sales per tonne was affected and decreased by RMB24.13 through the reduction of workforce; (2) drawing on the amount of provision for production safety expenses and production maintenance expenses decreased the cost of coal sales per tonne by RMB48.62.

In the first three quarters of 2014, the total cost of coal sales of Shanxi Neng Hua was RMB200.1 million, representing a decrease of RMB47.665 million, or 19.2% as compared with that of the first three quarters of 2013. The cost of sales per tonne was RMB171.68, representing a decrease of RMB67.5 or 28.2% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) the cost of coal sales per tonne was affected and decreased by RMB4.59 and RMB18.76, respectively through the reduction of material consumption and workforce; (2) the increase of coal sales as compared with that of the corresponding period of 2013, therefore the cost of coal sales per tonne was affected and decreased by RMB21.49; (3) according to the related rules of Shanxi province government, production safety expenses accrued by ROM production was decreased by RMB20 per tonne as compared with that of the corresponding period of 2013, therefore the cost of sales per tonne was affected and decreased by RMB20.95; (4) since August 2013, Coal Mine Switching to Other Business Development Fund of RMB5 per tonne and environment management guarantee deposit of RMB10 per tonne accrued by ROM production has been suspended, therefore the cost of sales per tonne was affected and decreased by RMB12.14; (5) the reduction of outsourcing labor expenses decreased the cost of coal sales per tonne by RMB7.30; (6) the decrease of drawing on the amount of provision for production safety expenses and production maintenance expenses increased the cost of coal sales per tonne by RMB24.98.

In the first three quarters of 2014, the total cost of coal sales of Heze Neng Hua was RMB714.7 million, representing a decrease of RMB105.3 million or 12.8% as compared with that of the first three quarters of 2013. The cost of coal sales per tonne was RMB291.36, representing a decrease of RMB211.32 or 42% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) the cost of coal sales per tonne was affected and decreased by RMB16.74 and RMB7.73, respectively through the reduction of material consumption and workforce; (2) the increase of coal sales as compared with that of the corresponding period of 2013, therefore the cost of coal sales per tonne was affected and decreased by RMB146.79; (3) the reduction of outsourcing labor expenses decreased the cost of coal sales per tonne by RMB20.66; (4) the decrease of drawing on the amount of provision for production safety expenses and production maintenance expenses increased the cost of coal sales per tonne by RMB9.08.

In the first three quarters of 2014, the total cost of coal sales of Ordos Neng Hua was RMB613.8 million, representing a decrease of RMB222.4 million or 26.6% as compared with that of the first three quarters of 2013. The cost of sales per tonne was RMB138.17, representing a decrease of RMB55.45 or 28.6% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) the reduction of outsourcing labor expenses decreased the cost of coal sales per tonne by RMB46.30; (2) since February 2014, price adjustment fund of RMB15 per tonne accrued by ROM production has been suspended, therefore the cost of coal sales per tonne was affected and decreased by RMB14.33.

In the first three quarters of 2014, the total cost of coal sales of Yancoal Australia was RMB4.1136 billion, representing a decrease of RMB849.1 million or 17.1% as compared with that of the first three quarters of 2013. The cost of sales per tonne was RMB388.57, representing a decrease of RMB55.33 or 12.5% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) Australian dollar/RMB exchange rate was depreciated as compared with the corresponding period of 2013, therefore the cost of coal sales per tonne was affected and decreased by RMB52.55; (2) the cost of coal sales per tonne was affected and decreased by RMB8.05 through the optimization and regulating of the equipment application and reduction of equipment rental fees.

In the first three quarters of 2014, the total cost of coal sales of Yancoal International was RMB1.0738 billion, representing an increase of RMB6.566 million or 0.6% as compared with that of the first three quarters of 2013. The cost of sales per tonne was RMB292.99, representing an increase of RMB37.91 or 14.9% as compared with that of the first three quarters of 2013. This was mainly due to the fact that: (1) Australian dollar/RMB exchange rate was depreciated as compared with the corresponding period of 2013, therefore the cost of coal sales per tonne was affected and decreased by RMB39.62; (2) the coal sales volume was decreased as compared with that of the corresponding period of 2013 due to the initiative to limit production in response to the adverse market situation; therefore the cost of sales per tonne was affected and increased by RMB66.34.

2. Railway Transportation

In the first three quarters of 2014, the transportation volume of the Company’s railway assets was 12.41 million tonnes, representing a decrease of 630 thousand tonnes or 4.8% as compared with the corresponding period of last year. Income from railway transportation services of the Company (income from transported volume settled on the basis of ex-mine prices and special purpose railway transportation fees borne by customers) was RMB290.3 million, representing a decrease of RMB46.389 million, or 13.8% as compared with the corresponding period of last year. The cost of railway transportation business was RMB194.4 million, representing a decrease of RMB46.102 million or 19.2% as compared with the corresponding period of last year.

3. Coal chemicals business

For the first three quarters of 2014, the methanol production of Yanzhou Coal Yulin Neng Hua Company Limited (YulinNeng Hua) was 470 thousand tonnes, representing an increase of 30 thousand tonnes or 6.5% as compared with the corresponding period of last year. The sales volume of methanol was 460 thousand tonnes, representing an increase of 20 thousand tonnes or 4.1% as compared with the corresponding period of last year. The sales income was RMB855.5 million, representing an increase of RMB45.058 million or 5.6% as compared with the corresponding period of last year. The cost of sales was RMB634.5 million, representing a decrease of RMB42.230 million or 6.2% as compared with the corresponding period of last year.

4. Electric Power

The following table sets out the operation of electricity business of the Group for the first three quarters of 2014:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First three quarters of 2014	First three quarters of 2013	Increase/ decrease (%)	First three quarters of 2014	First three quarters of 2013	Increase/ decrease (%)
1. Hua Ju Energy	68,436	76,498	-10.54	23,709	67,421	-64.83
2. Yulin Neng Hua‚	18,319	17,825	2.77	901	601	49.92

Note:

	Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited. Electricity generated by power plant of Hua Ju Energy is sold externally after satisfying its internal operating requirements from March 2014.
‚	Electricity generated by power plant of Yulin Neng Hua is sold externally after satisfying its internal operating requirements.

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First three quarters of 2014	First three quarters of 2013	Increase/ decrease (%)	First three quarters of 2014	First three quarters of 2013	Increase/ decrease (%)
1. Hua Ju Energy	103,993	257,495	-59.61	79,001	234,951	-66.38
2. Yulin Neng Hua	2,044	1,386	47.47	5,379	2,417	122.55

5. Heat Business

In the first three quarters of 2014, Hua Ju Energy generated heat energy of 0.96 million steam tonnes and sold 0.05 million steam tonnes, which generated sales income of RMB12.574 million and the cost of sales of RMB6.510 million.

2.2 Significant movements of the accounting items and financial indicators of the Group and the reasons thereof

1. Significant movements in items of consolidated balance sheet and the reasons thereof

	As at 30 September 2014		As at 31 December 2013		Increase/ decrease (%)
	(RMB’000)	Percentage to total assets (%)	(RMB’000)	Percentage to total assets (%)
Cash at bank and on hand	24,420,105	17.75	15,510,298	12.34	57.44
Prepayments	4,441,576	3.23	1,165,331	0.93	281.14
Held-to-maturity investment	1,250,000	0.91	—	—	—
Financial liabilities measured at Fair Value and its changes, included into the current profits and losses	—	—	1,000,000	0.80	-100.00
Notes payable	2,836,828	2.06	316,361	0.25	796.71
Advance receivables	1,421,820	1.03	852,247	0.68	66.83
payable employees’ wages and salaries	715,807	0.52	1,056,893	0.84	-32.27
Tax payable	-30,233	-0.02	749,807	0.60	-104.03
Interest payable	1,060,607	0.77	587,061	0.47	80.66
Short-term financing notes payable	9,998,750	7.27	4,997,917	3.98	100.06
Non-current liabilities due within one year	1,588,625	1.15	3,702,281	2.95	-57.09
Bonds payable	16,069,817	11.68	11,055,667	8.80	45.35
Other equity instruments	1,486,500	1.08	—	—	—
Capital reserves	1,285,321	0.93	3,105,980	2.47	-58.62
Rights and interests belonging to minority shareholders	6,465,427	4.70	3,576,561	2.85	80.77

As at 30 September 2014, cash at bank and on hand of the Group was RMB24.4201 billion, representing an increase of RMB8.9098 billion or 57.4% as compared with that of the beginning of 2014. This was mainly due to (1) RMB13.2601 billion raised through the issuance of corporate bonds and short-term financing notes during the first three quarters of 2014; (2) RMB1.4 billion raised through the equity financing under the precondition of repurchase during the reporting period; (3) RMB4.592 billion paid for private directional debt financing tools during the first three quarters of 2014; (4) RMB1.25 billion of entrusted loans payment to Shaanxi Future Energy Co., Ltd. (“Future Energy”) during the reporting period.

As at 30 September 2014, prepayments of the Group was RMB4.4416 billion, representing an increase of RMB3.2762 billion or 281.1% as compared with that of the beginning of 2014. This was mainly due to the increase of prepayments for externally purchased coal by RMB3.0411 billion.

As at 30 September 2014, the held-to-maturity investment of the Group was RMB1.25 billion, which was mainly due to the RMB1.25 billion of entrusted loans payment to Shaanxi Future Energy Co., Ltd. during the reporting period.

As at 30 September 2014, financial liabilities measured at Fair Value and its changes, included into the current profits and losses of the Group decreased by RMB1 billion or 100% as compared with that of the beginning of 2014. This was mainly due to the repayment of RMB1 billion debt financing notes through private placement issued by the Company in 2013 during the Reporting Period.

As at 30 September 2014, notes payable of the Group was RMB2.8368 billion, representing an increase of RMB2.5205 billion or 796.7% as compared with that of the beginning of 2014. This was mainly due to an increase of RMB2.5946 billion of notes payable.

As at 30 September 2014, advance receivables of the Group was RMB1.4218 billion, representing an increase of RMB569.6 million or 66.8% as compared with that of the beginning of 2014. This was mainly due to: (1) an increase of RMB299.6 million of coal sales income by Shandong Yanmei Rizhao Port Coal Storage and Blending Co., Ltd. (2) an increase of RMB238.1 million of advance receivables by Ordos Neng Hua Co., Ltd.

As at 30 September 2014, payable employees’ wages and salaries of the Group was RMB715.8 million, representing a decrease of RMB341.1 million or 32.3% as compared with that of the beginning of 2014. This was mainly due to the accounts payable for the wages, salaries and the social insurances during the Reporting Period.

As at 31 September 2014, tax payable of the Group was RMB-30.233 million, representing a decrease of RMB780 million or 104.0% as compared with that of the beginning of 2014. This was mainly due to the payment of the income tax that was not paid in 2013 during the first three quarters of 2014.

As at 30 September 2014, interest payable of the Group was RMB1.0606 billion, representing an increase of RMB473.5 million or 80.7% as compared with that of the beginning of 2014. This was mainly due to (1) the increase of interest payable of bonds payable and short-term financing notes payable by RMB708 million; (2) RMB201.2 million interest of Ordos’s capital usage charges was released due to the fact that the capital usage charges of Zhuan Longwan’s mining rights was relieved by government partly.

As at 30 September 2014, short-term financing notes payable of the Group was RMB9.9988 billion, representing an increase of RMB5.0008 billion or 100.1% as compared with that of the beginning of 2014. This was mainly due to the issuance of RMB5 billion short-term financing notes during the Reporting Period.

As at 30 September 2014, non-current liabilities due within one year of the Group were RMB1.5886 billion, representing a decrease of RMB2.1137 billion or 57.1% as compared with that of the beginning of 2014. This was mainly due to: (1) the payment of RMB1.4492 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group) during the first three quarters of 2014; (2) RMB602.7 million of long-term borrowing due within one year repaid by Yancoal Australia.

As at 30 September 2014, bonds payable of the Group was RMB16.0698 billion, representing an increase of RMB5.0142 billion or 45.4% as compared with that of the beginning of 2014. This was mainly due to the issuance of RMB5 billion corporate bonds.

As at 30 September 2014, other equity instruments of the Group was RMB1.4865 billion. This was mainly due to the issuance of RMB1.5 billion private placement note (PPN) during the reporting period.

As at 30 September 2014, capital reserves of the Group was RMB1.2853 billion, representing a decrease of RMB1.8207 billion or 58.6% as compared with that of the beginning of 2014. This was mainly due to the fact that the production maintenance expenses of RMB1.8207 billion, which was recognized as the “capital reserves - special reserves” item for accounting purpose in the previous year, was transferred into “special reserves” for accounting purpose.

As at 30 September 2014, the rights and interests of minority shareholders of the Group was RMB6.4654 billion, representing an increase of RMB2.8889 billion or 80.8% as compared with that of the beginning of 2014. This was mainly due to: (1) the Group’s issuance of USD300 million perpetual bonds; (2) RMB1.4 billion raised through the equity financing under the precondition of repurchase during the reporting period.

2.	Significant movements of items in consolidated income statement and the reasons thereof

(RMB’000)

Items	The first three quarters of 2014	The first three quarters of 2013	Increase /decrease (%)	Main reasons for change
Finance cost	1,119,929	3,168,943	-64.66	RMB67.364 million of foreign exchange income in the first three quarters of 2014 VS the exchange loss of RMB2.0304 billion in the corresponding period of 2013.
Impairment losses of assets	107,503	2,268,740	-95.26	Provision for intangible asset impairment loss of RMB2.0996 billion in 2013. In the first three quarters of 2014, no provision of intangible asset impairment loss.
Gains on the changes in the fair value	-52,704	-281,229	—	Losses on the changes in the fair value of mining royalty receivable of Middlemount Joint Venture held by Yancoal Australia and the CVR decreased by RMB221.8 million as compared with the corresponding period of 2013.
Non-operating revenue	458,052	121,397	277.32

(1) in the first three quarters of 2014, RMB231 million of enterprise development fund from government was received;

(2) an increase of government subsidies by RMB70.370 million as compared with the corresponding period of 2013.

Income tax	452,510	-685,326	—	Due to the effects of exchange loss and provision of asset impairment loss generated in the same period of 2013, the income tax amount was RMB-1.2390 billion.

3. Significant movements of items in consolidated cash flow statement and the reasons thereof

(RMB’000)

Items	The first three quarters of 2014	The first three quarters of 2013	Increase /decrease (%)	Main reasons for change
Net cash flow from operating activities	2,675,438	541,409	394.16

1. Cash received from sales of goods or provision of labour services increased by RMB9.8149 billion as compared with the corresponding period of last year.

2. Cash paid for purchase of goods and receipt of labour services increased by RMB7.3243 billion as compared with the corresponding period of last year.

Net cash flow from investing activities	-4,012,448	-6,049,924	—

1. RMB1.25 billion of entrust loans provided to Future Energy during the reporting period;

2. Net cash outflow decreased by RMB3.1478 billion as compared with the corresponding period of last year which was due to the payment decrease for the construction of fixed assets, intangible assets and other long-term assets.

3. During the first three quarters of 2014, the Group paid RMB1.4492 billion for the repurchase of CVR shares issued to Gloucester’s former shareholders (excluding Noble Group).

4. RMB1.4 billion raised through the equity financing under the precondition of repurchase during the reporting period.

Net cash flow from financing activities	9,015,761	-153,887	—

1. During the first three quarters of 2014, RMB13.2601 billion of cash inflow occurred due to the Group’s bonds issuance, which not occurred during the corresponding period of 2013;

2. Cash inflow decreased by RMB8.1122 billion as compared with the corresponding period of last year which was due to the decrease of cash received from borrowings;

3. Cash outflow decreased by RMB732.5 million as compared with the corresponding period of last year which was due to the decrease of repayments for borrowings and debts.

4. Cash outflow decreased by RMB1.0357 billion as compared with the corresponding period of last year which was due to the payment of cash dividends and bank interest.

5. RMB3.6215 billion of capital rebate to Gloucester’s former shareholders during corresponding period of 2013.

Net increase in cash and cash equivalents	7,548,900	-6,087,233	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1 Significant litigation, arbitration and events called into question by the media extended to the reporting period

1.	Update on the dispute arbitration in relation to the performance of the contract execution between Shanxi Neng Hua and Shanxi Jinhui Coke Chemical Co., Ltd.

In February 2005, Shanxi Nenghua entered into an asset swap contract and a material supply contract with Shanxi Jinhui Coke Chemical Co., Ltd. (“Shanxi Jinhui”).

As a controlled subsidiary of Shanxi Neng Hua, Tianhao Chemicals Co., Ltd. (Tianhao Chemicals) was unable to operate continually due to the contract breach of Shanxi Jinhui; Tianhao Chemicals subsequently ceased production of methanol in April 2012. In September 2013, Shanxi Neng Hua submitted the arbitration to Beijing Arbitration Commission, requesting Shanxi Jinhui to purchase all the equity interests in Tianhao Chemicals held by Shanxi Neng Hua and pay a total of RMB798.8 million comprising equity transfer and other losses in accordance with the contracts.

In October 2013, Shanxi Neng Hua submitted the application for property preservation to the People’s Court of Xinghualing District, Taiyuan City, Shanxi Province. 39% of equity equivalents of Shanxi Jinhui Longtai Coal Co., Ltd. held by Shanxi Jinhui was frozen and sealed up.

For details, please see the 2013 annual report of Company. Such disclosure of information is available on the website of Shanghai stock exchange, the website of Hong Kong stock exchange, the Company’s website and/or the China securities Journal, Shanghai Securities News.

2.	Update on the litigation on Coal Sales Contract between Zhongxin Daxie Fuel Co., Ltd. and the Company

Zhongxin Daxie Fuel Co., Ltd. (“Zhongxin Daxie”), as the plaintiff, brought a civil litigation against the Company, as the defendant, at the Shandong Provincial Higher People’s Court in September 2013, alleging a failure by the Company to perform its delivery obligations under a coal sales contract between the parties. Zhongxin Daxie sued for the termination of the coal sales contract, return of payments for goods and damage in an amount of RMB163.6 million.

The Company has delivered goods to the third party designated by Zhongxin Daxie after the execution of the contract and Zhongxin Daxie has settled the payment with the Company. All the obligations have been fulfilled under the contract.

It was the first instance judgment of the Shandong Provincial Higher People’s Court that: Zhongxin Daxie’s claim was rejected and the litigation fee of RMB0.8602 million shall be on Zhongxin Daxie, as the plaintiff of the litigation. Zhongxin Daxie defied the first-instance judgment and appealed to the Supreme People’s Court.

On 30 June 2014, the Company received the Notice of the Decision on Appeal from the Supreme People’s Court of the People’s Republic of China (the “Supreme Court”), the Supreme Court has decided to accept Zhongxin Daxie’s appeal of judgment of the first instance of the litigation.

For details, please refer to the announcements in relation to the update on this litigation dated 29 April 2014 and 30 June 2014 and 2013 annual report of Company respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

As at the disclosure date of this report, the above two cases are still pending. So the Company is unable to accurately estimate the impact of the litigation on the company’s current profit and profit after the reporting period for the time being.

Save as disclosed above, there were no other significant litigation, arbitration and events called into question by the Media during the reporting period or extended to the reporting period.

2.3.2 Share Issue

During the reporting period, share issue of the Company is as following:

Issuance of private directional debt financing instruments in 2014 (first tranche)
Issuer	Yanzhou Coal Mining Co., Ltd.
Issuing date	19 September 2014
Interest rate	6.80%
Gross proceeds	RMB1.5 billion
Approved amount of shares to be listed	—
Date and place of listing	—
Use of proceeds	Replenishing the working capital of the Company
Total amount of proceeds that has been used during this reporting period	—
Total accumulated amount of proceeds that has been used during this reporting period	—
Total amount of remaining proceeds	RMB1.5 billion
Usage and destination of the remaining proceeds	Deposited in the bank

2.3.3 Material connected transaction

Considered and approved at the 4th meeting of the sixth session of the Board held on 24 October, 2014, the Company entered into the 6 continuing connected transaction agreements with Yankuang Group Co., Ltd. including “Mutual Provision of Labor and Services Agreement”, “Provision of Electricity and Heat Agreement”, “Provision of Material Agreement”, “Provision of Insurance Fund Administrative Services Agreement” and “Provision of Products, Material and Equipment Leasing Agreement” and entered into “Provision of Finance Services Agreement” with Yankuang Group Finance Co., Ltd., together with the annual caps for such transactions for the years of 2015 to 2017. These arrangements will be proposed at the second extraordinary general meeting of 2014 for review and approval.

For details, please refer to the announcements in relation to the continuing connected transaction of the Company and the resolutions passed at the 4th meeting of the sixth session of the Board both dated 24 October 2014 respectively. The above announcements were also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

2.3.4 Equity financing under the precondition of repurchase

At the AGM 2013 held on 14th May 2014, it was approved that the Company or its controlled subsidiaries can carry out domestic or overseas financing activities of an aggregate amount not exceeding RMB30 billion including equity financing under precondition of repurchase. Accordingly, the Company entered into the Contract of Yanzhou Equity Investment Management Plan with ICBC Credit Suisse Investment Management Co., Ltd. to raise a loan of RMB1.4 billion.

For details, please refer to the announcements in relation to equity financing under the precondition of repurchase dated 29 September 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, the Company’s website and/or China Securities Journal and Shanghai Securities News.

2.3.5 Establishment of Corporate Governance Rules

As approved by Company at the fourth meeting of the sixth session of the Board held on 24th October 2014, the Company established the Rules of Procedures for the General Manager Working Meeting and Rules for Internal Report of Key Information of Yanzhou Coal Mining Company Limited.

2.4 Performance of the undertakings by the Company and shareholders holding more than 5% of the shares of the Company

Undertaker	Undertakings	Deadline for performance	Performance
Yankuang Group

Avoidance of horizontal competition

Yankuang Group and the Company entered into the Restructuring Agreement when the Company was restructured in 1997. At that time, Yankuang Group made a undertaking that it would take various effective measures to avoid horizontal competition with the Company.

		Long-term effective	Performance ongoing (there has no violation of undertaking by Yankuang Group)

Transference of the mining right of Wanfu coal mine

In 2005, the Company acquired equity interests in Heze Neng Hua held by Yankuang Group. At that time, Yankuang Group made such undertaking that: the Company had the right to acquire the mining right of Wanfu coal mine once obtaining such mining right 12 months later.

		Within 12 months when Yankuang Group obtained the mining right of Wanfu coal mine	Such performance has not been completed yet. (Currently Yankuang Group is applying for the mining right of Wanfu coal mine)

Commitment made in the announcement of the share price abnormal fluctuations

In its announcement of the share price abnormal fluctuations on 13th May 2014, Yankuang made the following commitments: it will not plan to do the following things including but not limited to: material assets consolidation, issuing new shares, buy out listed company, debt restructure, business restructure, assts split, asset injection, etc.

		Within 3 months after the disclosure date, i.e. before 13 August 2014	Such performance has been fulfilled

2.5 Influence on the consolidated financial statements by applying new accounting standard

As approved at the second meeting of the sixth session of the Board held on 22nd August 2014, according to the 9 new criteria including long-term equity investment and Presentation of financial statements in the CASs promulgated by the Ministry of Finance, the Company applied the above-mentioned 9 new criteria early in the Interim Report for 2014.

For details, please refer to the Interim Report for 2014 dated 22 August 2014. The above information was also posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange, and the Company’s website.

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Zhaohua, Mr.Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board
24 October 2014

Appendices:

Consolidated Balance Sheet

30 September 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2014	As at 31 December 2013
CURRENT ASSETS:
Cash at bank and on hand	24,420,105	15,510,298
Financial assets at FVTPL	6,797	—
Bills receivable	5,602,876	7,558,118
Accounts receivable	1,513,087	1,461,387
Prepayments	4,441,576	1,165,331
Interest receivable	53,883	33,692
Dividends receivable	20,000	—
Other receivables	742,593	598,840
Purchase of resold financial assets	—	—
Inventories	1,854,836	1,597,168
Non-current assets due within one year	—	—
Other current assets	3,268,924	3,410,681

TOTAL CURRENT ASSETS	41,924,677	31,335,515

NON-CURRENT ASSETS:
Available-for-sale financial assets	221,993	211,560
Held-to-maturity investments	1,250,000	—
Long-term accounts receivable	1,971,600	1,841,238
Long-term equity investments	3,159,688	3,233,307
Real estate investment	—	—
Fixed assets	22,490,341	24,158,411
Construction in progress	34,100,807	31,391,802
Construction materials	22,994	26,699
Disposal of fixed assets	—	—
Productive biological assets	—	—
Oil gas assets	—	—
Intangible assets	22,841,523	23,949,861
Development expenditure	—	—
Goodwill	1,212,277	1,219,853
Long-term deferred expenses	103,535	120,161
Deferred tax assets	7,078,759	7,044,986
Other non-current assets	1,237,684	1,166,081

TOTAL NON-CURRENT ASSETS	95,691,201	94,363,959

TOTAL ASSETS	137,615,878	125,699,474

The financial statements from Page 23 to Page 33 are signed by the following responsible officers:

Legal Representative of the Company: Li Xiyong

Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

30 September 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2014	As at 31 December 2013
CURRENT LIABILITIES:
Short-term borrowings	2,582,875	3,512,612
Financial assets at FVTPL	—	1,000,000
Bills payable	2,836,828	316,361
Accounts payable	1,859,597	2,448,642
Advances from customers	1,421,820	852,247
Salaries and wages payable	715,807	1,056,893
Taxes payable	-30,233	749,807
Interest payable	1,060,607	587,061
Dividend payable	—	91
Other payables	5,160,626	5,419,873
Short-term financing notes payable	9,998,750	4,997,917
Non-current liabilities due within one year	1,588,625	3,702,281
Other current liabilities	3,171,783	4,021,563

TOTAL CURRENT LIABILITIES	30,367,085	28,665,348

NON-CURRENT LIABILITIES:
Long-term borrowings	32,341,295	31,019,648
Bonds payable	16,069,817	11,055,667
Long-term payables	2,852,586	2,833,205
Accrued liabilities	794,380	810,634
Deferred income	59,226	62,327
Deferred tax liabilities	8,163,488	8,695,598
Other non-current liabilities	—

TOTAL NON-CURRENT LIABILITIES	60,280,792	54,477,079

TOTAL LIABILITIES	90,647,877	83,142,427

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instrument- Perpetual bond	1,486,500
Capital reserves	1,285,321	3,105,980
Less: treasury stock	—	—
Other comprehensive income	-4,370,675	-3,821,831
Special reserves	2,834,237	2,285,384
Surplus reserves	5,493,640	5,493,640
Provision for general risk	—	—
Undistributed earnings	28,855,151	26,998,913
Equity attributable to Shareholders	40,502,574	38,980,486
Minority interest	6,465,427	3,576,561

TOTAL SHAREHOLDERS’ EQUITY	46,968,001	42,557,047

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,615,878	125,699,474

Balance Sheet of the Parent Company

30 September 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2014	As at 31 December 2013
CURRENT ASSETS:
Cash at bank and on hand	20,602,170	10,899,723
Financial assets at FVTPL	6,797	—
Bills receivable	5,641,671	7,451,581
Accounts receivable	570,312	464,076
Prepayments	1,791,478	17,334
Interests receivable	1,586,254	981,957
Dividends receivable	20,000	100
Other receivables	9,850,459	11,664,061
Inventories	537,958	524,379
Non-current assets due within one year	—	—
Other current assets	2,576,114	2,887,428

TOTAL CURRENT ASSETS	43,183,213	34,890,639

NON-CURRENT ASSETS:
Available-for-sale financial assets	191,774	181,854
Hold-to-maturity investment	14,312,000	13,271,000
Long-term accounts receivable	—	—
Long-term equity investments	26,050,438	22,657,232
Investment real estate	—	—
Fixed assets	6,414,601	7,196,388
Construction in progress	1,087,371	67,027
Construction Materials	1,259	1,259
Disposal of fixed assets	—	—
Productive biological assets	—	—
Oil gas assets	—	—
Intangible assets	2,210,527	2,365,492
Development expenditure	—	—
Goodwill	—	—
Long-term deferred expenses	46	52
Deferred tax assets	1,417,772	1,659,746
Other non-current assets	117,926	117,926

TOTAL NON-CURRENT ASSETS	51,803,714	47,517,976

TOTAL ASSETS	94,986,927	82,408,615

Balance Sheet of the Parent Company (Continued)

30 September 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

ITEMS	As at 30 September 2014	As at 31 December 2013
CURRENT LIABILITIES:
Short-term borrowings	2,582,875	3,512,612
Financial liabilities at FVTPL	13,676	1,043,532
Bills payable	2,628,827	34,220
Accounts payable	686,978	947,770
Advances from customers	444,195	640,789
Salaries and wages payable	116,571	541,161
Taxes payable	315,760	963,843
Interest payable	900,639	310,762
Dividends payable	—	—
Other payables	6,482,356	4,828,780
Short-term financing notes payable	9,998,750	4,997,917
Non-current liabilities due within one year	1,447,238	2,874,956
Other current liabilities	2,984,340	3,531,851

TOTAL CURRENT LIABILITIES	28,602,205	24,228,193

NON-CURRENT LIABILITIES:
Long-term borrowings	7,797,004	7,820,122
Bonds payable	9,917,554	4,959,000
Long-term payable	2,636,994	2,574,901
Special accounts payable	—	—
Accrued liabilities	—	—
Deferred income	13,914	19,761
Deferred tax liabilities	188,377	203,409
Other non-current liabilities	—

TOTAL NON-CURRENT LIABILITIES	20,553,843	15,577,193

TOTAL LIABILITIES	49,156,048	39,805,386

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400	4,918,400
Other equity instrument- perpetual bond	1,486,500	—
Capital reserves	1,939,077	3,759,736
Less: treasury stock	—	—
Other comprehensive income	88,170	71,560
Special reserves	2,386,433	1,850,945
Surplus reserves	5,448,530	5,448,530
Provision for general risk	—	—
Undistributed profits	29,563,769	26,554,058

TOTAL SHAREHOLDERS’ EQUITY	45,830,879	42,603,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,986,927	82,408,615

Consolidated Income Statement

The first three Quarters of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first three Quarters of 2014	The first three Quarters of 2013	The third Quarter of 2014	The third Quarter of 2013
1. TOTAL OPERATING INCOME	47,933,380	41,455,306	15,504,768	15,267,280

Including: operating income	47,933,380	41,455,306	15,504,768	15,267,280
2. TOTAL OPERATING COST	46,145,739	43,448,381	14,159,232	12,795,807

Including: Operating cost	38,954,672	32,456,144	12,101,577	11,879,740
Business taxes and surcharges	385,684	416,418	100,161	136,114
Selling expenses	2,302,932	2,139,592	734,722	618,799
General and administrative expenses	3,275,019	2,998,544	932,093	864,271
Financial expenses	1,119,929	3,168,943	313,852	-729,705
Impairment loss of assets	107,503	2,268,740	-23,173	26,588
Add: Gain on fair value change (The loss is listed beginning with “-”)	-52,704	-281,229	9,282	-64,388
Investment income (The loss is listed beginning with “-”)	-51,020	-50,400	38,248	9,614
Including: Investment income of associates and joint ventures	-58,375	-55,064	30,978	9,614
Profit on exchange (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	1,683,917	-2,324,704	1,393,066	2,416,699
Add: Non-operating income	458,052	121,397	67,535	92,136
Less: Non-operating expenditures	14,930	24,125	3,211	4,603
Including: Losses on disposal of non-current assets	4,367	13,160	998	2,254
4. Total profit (The total loss is listed beginning with “-”)	2,127,039	-2,227,432	1,457,390	2,504,232

Less: Income tax	452,510	-685,326	399,927	621,894
5. Net profit (The net loss is listed beginning with “-”)	1,674,529	-1,542,106	1,057,463	1,882,338
Net profit attributable to Shareholders	1,954,607	-588,646	1,119,055	1,808,268
Minority interest	-280,078	-953,460	-61,592	74,070
6. Other comprehensive income	-621,211	-2,641,512	-2,690,902	-460,271
(1) Other comprehensive income that cannot be reclassified to profit or loss in the future	—	—	—	—
(2) Other comprehensive income that will be reclassified to profit or loss in the future	-621,211	-2,641,512	-2,690,902	-460,271
1) Profit or loss from change in fair value of available for sale financial assets	7,439	1,239	13,305	19,045
2) Earnings from other comprehensive income in invested companies under equity method	9,171	—	9,171	—
3) Effective hedging profit or loss of cash flow	26,159	-187,179	-717,320	126,078
4) Translation reserve	-663,980	-2,455,572	-1,996,058	-605,394
7. Total comprehensive income	1,053,318	-4,183,618	-1,633,439	1,422,067

8. Earnings per share
(1) Earnings per share, basic	0.3974	-0.1197	0.2275	0.3677
(2) Earnings per share, diluted	0.3974	-0.1197	0.2275	0.3677

Income Statement Of the Parent Company

The first three Quarters of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first three Quarters of 2014	The first three Quarters of 2013	The third Quarter of 2014	The third Quarter of 2013
1. TOTAL OPERATING INCOME	32,758,463	28,830,025	9,943,975	10,572,977

Less: Operating cost	25,582,076	22,153,492	7,005,936	7,921,897
Operating taxes and surcharges	307,148	344,767	77,900	107,540
Selling expense	557,950	183,960	204,708	62,375
General and administrative expense	2,379,398	2,075,931	700,699	538,975
Financial expenses	1,118,612	499,106	251,097	266,182
Impairment loss of assets	14,370	20,752	—	—
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	17,426	-119,703	17,463	-42,761
Investment income (The loss is listed beginning with “-”)	977,996	740,938	394,280	294,212
Including: Investment income of associates and joint ventures	230,051	—	129,869	-113,626
2. Operating profit (The loss is listed beginning with “-”)	3,794,331	4,173,252	2,115,378	1,927,459
Add: Non-operating income	334,926	15,118	3,152	2,711
Less: Non-operating expense	8,448	5,581	1,087	161
Including: Loss on disposal of non-current assets	3,280	3,010	—	34
3. Total profit (The total loss is listed beginning with “-”)	4,120,809	4,182,789	2,117,443	1,930,009

Less: Income tax	1,012,730	1,016,918	517,403	441,727
4. Net profit (The net loss is listed beginning with “-”)	3,108,079	3,165,871	1,600,040	1,488,282
5. Other comprehensive income	16,610	1,239	22,476	19,046
(1) other comprehensive income that cannot be reclassified into gain/loss in the future	—	—	—	—
(2) other comprehensive income that can be reclassified into gain/loss in the future	16,610	1,239	22,476	19,046
1) income from changes in fair value of available-for-sale financial assets	7,439	1,239	13,305	19,046
2) earnings from other comprehensive income in invested companies under equity method	9,171	—	9,171	—
6. Total comprehensive income	3,124,689	3,167,110	1,622,516	1,507,328

7. Earnings per share
(1) Earnings per share, basic	0.6319	0.6437	0.3253	0.3026
(2) Earnings per share, diluted	0.6319	0.6437	0.3253	0.3026

Consolidated Cash Flow Statement

The first three Quarters of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first three Quarters of 2014	The first three Quarters of 2013	The third Quarter of 2014	The third Quarter of 2013
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	55,311,025	45,496,119	17,406,225	14,526,838
Tax refunding	324,220	624,890	47,173	265,821
Other cash received relating to operating activities	1,085,557	564,696	675,861	203,605

Sub-total of cash inflows	56,720,802	46,685,705	18,129,259	14,996,264

Cash paid for goods and services purchased	38,851,733	31,527,451	10,660,732	11,380,834
Cash paid to employees and on behalf of employees	7,134,154	7,286,732	2,233,858	2,265,670
Taxes payments	5,237,168	5,110,222	1,201,197	1,275,977
Other cash paid relating to operating activities	2,822,309	2,219,891	1,112,918	342,386

Sub-total of cash outflows	54,045,364	46,144,296	15,208,705	15,264,867

NET CASH FLOW FROM OPERATING ACTIVITIES	2,675,438	541,409	2,920,554	-268,603
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	—		—
Cash received from return of investments income	297,910	117,709	98,497	43,519
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	9,770	7,111	5,876	3,009
Net cash received from disposal of subsidiaries and other business units	1,400,000		1,400,000
Other cash received relating to investing activities	122,184	1,505,605	-42,985	508,541

Sub-total of cash inflows	1,829,864	1,630,425	1,461,388	555,069

Cash paid to acquire fixed assets, intangible assets and other long-term assets	2,820,688	5,968,479	1,176,036	1,453,078
Cash paid for investments	155,088		30,088
Net increase of pledge loans	—		—
Net cash paid for the acquisition of subsidiaries and other business units	—	1,432,089	—	630,000
Other cash paid relating to investing activities	2,866,536	279,781	-624,839	58,032

Sub-total of cash outflows	5,842,312	7,680,349	581,285	2,141,110

NET CASH FLOW USED IN INVESTING ACTIVITIES	-4,012,448	-6,049,924	880,103	-1,586,041
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—		—
Including: cash received from minority shareholders of subsidiaries	—		—
Cash received from borrowings	4,360,289	12,472,502	1,225,125	5,133,783
Cash received from bonds	13,260,143		1,486,536
Other cash received relating to financial activities	—		—

Sub–total of cash inflows	17,620,432	12,472,502	2,711,661	5,133,783

Repayments of borrowings and debts	5,795,449	6,527,935	1,388,296	3,174,528
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	1,441,283	2,476,967	669,801	1,385,921
Including: cash paid for distribution of dividends or profits by subsidiaries to minority shareholders	—	60,276	—	60,276
Capital return of minority shareholders-cash paid to former shareholders of Gloucester	—	3,621,487	—
Other cash paid relating to financing activities	1,367,939		-603,142

Sub-total of cash outflows	8,604,671	12,626,389	1,454,955	4,560,449

NET CASH FLOW USED IN FINANCING ACTIVITIES	9,015,761	-153,887	1,256,706	573,334
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-129,851	-424,831	-243,431	-308,196
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	7,548,900	-6,087,233	4,813,932	-1,589,506
Add: Cash and cash equivalents, opening	10,965,667	12,799,757	13,700,635	8,302,030
6. Cash and cash equivalents, closing	18,514,567	6,712,524	18,514,567	6,712,524

Cash Flow Statement of the Parent Company

The first three Quarters of 2014

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB’000

Items	The first three Quarters of 2014	The first three Quarters of 2013	The third Quarter of 2014	The third Quarter of 2013
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	38,269,303	33,434,217	11,200,555	10,374,953
Tax refunding	—		—
Other cash received relating to operating activities	864,404	388,890	430,337	55,710

Sub-total of cash inflows	39,133,707	33,823,107	11,630,892	10,430,663

Cash paid for goods and services	25,519,344	21,901,934	6,093,802	7,669,905
Cash paid to and on behalf of employees	4,877,226	4,942,145	1,509,770	1,479,199
Taxes payments	4,071,529	4,203,475	848,068	966,015
Other cash paid relating to operating activities	2,207,691	1,879,321	641,442	255,247

Sub-total of cash outflows	36,675,790	32,926,875	9,093,082	10,370,366

NET CASH FLOW FROM OPERATING ACTIVITIES	2,457,917	896,232	2,537,810	60,297
2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	619,000	214,000	300,000
Cash received from return of investments	477,495	335,839	159,159	98,706
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	8,406	3,401	5,861	2,457
Net cash amount received from the disposal of subsidiaries and other business units	1,400,000		1,400,000
Other cash received relating to investing activities	1,743,736	3,254,154	1,000,953	2,257,090

Sub-total of cash inflows	4,248,637	3,807,394	2,865,973	2,358,253

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,112,321	1,281,025	457,828	849,774
Cash paid for investments	629,568		29,568
Net cash paid for the acquisition of subsidiaries and other business units	—	1,025,516	—
Other cash paid relating to investing activities	4,563,760	7,910,241	1,068,783	630,000

Sub-total of cash outflows	6,305,649	10,216,782	1,556,179	1,479,774

NET CASH FLOW USED IN INVESTING ACTIVITIES	-2,057,012	-6,409,388	1,309,794	878,479
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors	—		—
Cash received from borrowings	3,135,125	7,485,693	1,225,125	2,017,601
Cash received from bonds	11,434,000		1,486,500
Cash received relating to other financing activities	639,273	163,182	542,558

Sub–total of cash inflows	15,208,398	7,648,875	3,254,183	2,017,601

Repayments of borrowings	5,138,519	5,825,524	742,366	2,972,813
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	866,319	1,817,208	471,388	1,397,595
Other cash payment relating to financing activities	1,323,638	155,611	-617,369	155,611

Sub-total of cash outflows	7,328,476	7,798,343	596,385	4,526,019

NET CASH FLOW USED IN FINANCING ACTIVITIES	7,879,922	-149,468	2,657,798	-2,508,418
4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-289	-32,746	-8,398	-15,061
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	8,280,538	-5,695,370	6,497,004	-1,584,703
Add: Cash and cash equivalents, opening	6,620,343	9,388,641	8,403,877	5,277,974
6. Cash and cash equivalents, closing	14,900,881	3,693,271	14,900,881	3,693,271

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC